Exhibit 21.1

LIVENT CORPORATION

Subsidiaries List

Name of Subsidiary	Jurisdiction of Incorporation

FMC Lithium USA Corp. (f/k/a Lion Lithium Corp.)	Delaware

FMC Lithium Overseas Ltd.	Delaware

FMC Lithium Foreign HoldCo B.V.	Netherlands

FMC Asia Pacific, Inc.	Delaware

FMC Switzerland IV GmbH	Switzerland

FMC Lithium Singapore Pte. Ltd.	Singapore

BuLi Chemicals India Private Limited	India

FMC Lithium Japan G.K.	Japan

FMC Lithium Hong Kong Private Limited	Hong Kong

FMC Chemicals Ltd.	United Kingdom

FMC Chemicals (Biopolymer) Ltd.	United Kingdom

Lithium Corp. of Europe Ltd.	United Kingdom

FMC Specialty Chemicals (Zhangjiagang) Co., Ltd.	People’s Republic of China

MdA Lithium Holdings LLC	Delaware

Minera del Altiplano SA	Argentina